THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6023

October 31, 2014

EDGAR CORRESPONDENCE

Monique Botkin

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Spouting Rock/Convex Dynamic Global Macro Fund, a series of Unified Series Trust (the “Trust”) (SEC File Nos. 811-21237 and 333-100654)

Ladies and Gentlemen:

We are responding to the Securities and Exchange Commission (the “SEC”) Staff’s comments regarding Post-Effective Amendment No. 306 to the Trust’s registration statement with respect to its series Spouting Rock/Convex Dynamic Global Macro Fund (the “Fund”), which was filed on August 18, 2014. The disclosure changes discussed below will appear in the Fund’s prospectus and Statement of Additional Information to be included in Post-Effective Amendment No. 313 to the Trust’s registration statement. As requested, Tandy reps are attached as Schedule I to this letter.

1.	The Fund’s investment objective is to seek positive absolute returns. Please include disclosure in the prospectus clarifying what it means to seek positive absolute returns.

Response: We have amended the Item 4 “Principal Investment Strategies” subsection to clarify that the Fund’s subadviser (the “Subadviser”) pursues positive absolute returns by seeking to minimize losses when it believes market risk is high and maximize growth when it believes market risk is low.

2.	Please delete the “Shareholder Fees” table, as neither Fund share class carries a sales charge.

Response: We have made this change, as requested.

3.	Comments to the “Annual Fund Operating Expenses” table (the “Table”)

a.	If the Fund intends to engage in short sales directly, please confirm supplementally that estimated expenses of short sales have been included in the Table.

Response: The Subadviser has confirmed that the Fund does not anticipate engaging in short sales of securities.

b.	Please change the Table row title “Fees and Expenses of Acquired Funds” to “Acquired Fund Fees and Expenses,” pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A. Please also confirm supplementally that this row includes the fees and expenses of acquired funds that are estimated to be incurred by the Fund as a result of its anticipated investments in shares of one or more “Acquired Funds,” pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: As requested, the “Fees and Expenses of Acquired Funds” row title has been changed to “Acquired Fund Fees and Expenses.” In addition, we confirm that estimated fees and expenses of Acquired Funds that the Fund anticipates holding have been included in this row.

c.	In footnote 2, please clarify that recoupment is only permitted if the Fund is able to make the repayment without exceeding the 1.70% expense limitation.

Response: We have made this change, as requested.

4.	Comments to the Item 4 and Item 9 “Principal Investment Strategies” Sections

a.	The second sentence of the Item 4 “Principal Investment Strategies” subsection of the Fund’s prospectus notes that “the Fund invests primarily in exchange traded funds (‘ETFs’).” Please clarify the extent to which the Fund will invest in ETFs.

Response: We have amended the Item 4 “Principal Investment Strategies” subsection to clarify that the Fund will invest the majority of its assets in ETFs.

b.	Please clarify what it means to “adjust[] the Fund’s exposure dynamically.”

Response: We have amended the Items 4 and 9 “Principal Investment Strategies” subsections to clarify that the Subadviser actively adjusts the Fund’s portfolio to change its exposure to different asset classes, sectors and markets.

c.	Please explain what constitutes a risky asset class, sector or geographic market.

Response: We have added a sentence to the first paragraph of the Item 4 “Principal Investment Strategies” subsection clarifying that the Subadviser considers “risky” asset classes, sectors and geographic markets to be those that it expects to underperform or outperform, on a relative basis, in specific market environments.

d.	Please describe the maturity parameters of the fixed-income securities that the Fund may gain exposure to through its investments in ETFs.

Response: We have amended the Items 4 and 9 “Principal Investment Strategies” subsections to disclose that the Fund may use ETFs to gain exposure to fixed income securities of any maturity.

e.	Please confirm whether investments in leveraged ETFs are a principal investment strategy of the Fund and, if so, please include a summary of these investments and the attendant risks.

Response: The Fund does not anticipate investing in leveraged ETFs as a principal investment strategy.

f.	Please clarify the specific derivatives the Fund intends to use as part of its principal investment strategy, and confirm that the Fund’s derivatives disclosure is consistent with the guidance concerning derivatives disclosure in the letter dated July 30, 2010 from the SEC’s Associate Director, Office of Legal and Disclosure, to the General Counsel of the Investment Company Institute.

Response: We have amended the derivatives disclosure in Items 4 and 9 to disclose that the Fund may invest in futures and options for hedging purposes, to gain market exposure, and to adjust the return and volatility characteristics of the Fund’s portfolio.

In addition, we believe that the derivatives disclosure in the Fund’s prospectus is consistent with the guidance provided in the SEC’s July 30, 2010 letter to the Investment Company Institute.

g.	Please disclose the types of swaps the Fund may use, if applicable. If the Fund intends to sell (or write) credit default swaps, please confirm that the Fund will segregate assets equivalent to the full notional value of the credit default swaps. If the Fund intends to engage in total return swaps, please confirm that it will set aside the appropriate amount of segregated assets. Please note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by mutual funds, including whether current market practices are consistent with the leverage provisions of the Investment Company Act of 1940, as amended.[1] Please be aware that the SEC or its staff could issue future guidance related to derivatives (including swaps), including guidance related to leverage and segregation requirements.

Response: While the Fund may invest in ETFs or other registered investment companies that engage in swap transactions, the Subadviser has confirmed that the Fund does not intend to invest in swaps directly.

h.	Please confirm supplementally whether the Fund intends to invest in hedge funds.

Response: The Subadviser has confirmed that the Fund does not intend to invest in hedge funds.

[1]	See Investment Company Act Release No. 29776, Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (Aug. 31, 2011).

5.	Comments to the Item 4 and Item 9 “Principal Risks” Sections

a.	Please clarify what is meant by “other contract” in the first sentence of the “Fixed Income Risk” paragraph, or delete this reference.

Response: We have deleted the reference to “other contract,” as requested.

b.	If true, please disclose that the Fund’s use of derivatives could cause the Fund’s total investment exposure to far exceed the value of its portfolio securities and, therefore, cause the Fund’s investment returns to depend primarily on the performance of instruments the Fund does not own.

Response: The Subadviser has confirmed to us that the Fund’s use of derivatives will not cause its total investment exposure to exceed the value of its portfolio securities.

c.	Please ensure that the “Derivatives Risk” disclosure describes the risks of the specific types of derivatives the Fund intends to use. Please also consider adding risk disclosure related to leverage created by derivatives, if applicable.

Response: We believe that the derivatives risk disclosure included in the prospectus appropriately describes the risks of the specific types of derivatives the Fund intends to use. We have also added disclosure related to leverage from futures transactions to the “Derivatives Risk—Futures” paragraphs that appear in Items 4 and 9.

d.	In the “Derivatives Risk—Futures” risk paragraphs, please explain how the low collateral requirements typically required for futures trading could result in substantial losses to the Fund.

Response: As requested, we have amended the relevant portions of the “Derivatives Risk—Futures” to include the following disclosure:

As a result of relatively low collateral requirements typically required for futures trading, the Fund’s use of futures could expose the Fund to gains or losses that far exceed the level of the Fund’s initial investment. As a result of this leveraging effect, if the Fund purchases a futures contract on an index, a relatively small decrease in the value of the index could lead to significant losses to the Fund.

e.	In the “Portfolio Turnover Risk” paragraph, please clarify what it means for the Subadviser to adjust the Fund’s portfolio “dynamically.”

Response: We have amended the “Portfolio Turnover Risk” paragraph to delete the reference to “dynamically” and to clarify that the Subadviser’s active management of the Fund’s portfolio may cause the Fund to have a higher portfolio turnover rate than other funds.

f.	Please consider adding some examples of the risks of directly owning real estate to the Item 4 “Real Estate Investment Risk” paragraph.

Response: We have amended this paragraph to add certain risks of owning real estate directly, including economic downturns that have a negative effect on real estate markets, possible lack of available financing, and changes in interest rates or property values.

g.	In the “Quantitative Model Risk” paragraph, please consider adding an explanation that the model could fail because of human error.

Response: We have amended this paragraph to disclose that the use of quantitative methods and modeling may fail because of human error.

h.	Consider adding counterparty risk and liquidity risk factors, if applicable.

Response: We have reviewed the Fund’s risk disclosure and believe that liquidity and counterparty risks are appropriately disclosed in the existing risk factor paragraphs for the securities for which we believe these risks are principal risks.

6.	The subsection “How to Redeem Shares—By Telephone” of the “Account Information” section of the Fund’s prospectus states that “The Fund, its transfer agent and custodian are not liable for following redemption or exchange instructions communicated by telephone to the extent that they reasonably believe the telephone instructions to be genuine.” Please consider adding “, subject to applicable law” to the end of this sentence.

Response: We have added this language, as requested.

7.	Please ensure that the “Additional Information about Management of the Fund” section of the Fund’s prospectus adequately describes the investment advisory experience of the Adviser and Subadviser and the advisory services that each will provide to the Fund, pursuant to Item 10(a)(1)(i).

Response: We have reviewed this section of the Fund’s prospectus and believe that it is appropriately responsive to Item 10(a)(1)(i) of Form N-1A.

8.	Please confirm supplementally whether Spouting Rock Wealth Advisors, LLC and Spouting Rock Financial Partners, LLC are registered as investment advisers or broker-dealers.

Response: Spouting Rock Wealth Advisors, LLC is a state registered investment adviser currently registered with the Commonwealths of Kentucky and Pennsylvania (CRD# 150516). Spouting Rock Financial Partners, LLC is the parent company of Spouting Rock Wealth Advisors, LLC, and is not registered as an investment adviser or broker-dealer.

9.	In the “Portfolio Managers” subsection of the “Additional Information about Management of the Fund” section of the Fund’s prospectus, please update the biographical information of Mr. Varghese to include the year he joined the Subadviser and the years he served in the other positions listed in his bio. Please also ensure that this paragraph discloses Mr. Varghese’s business experience over the past five years, as required by Item 10(2) of Form N-1A.

Response: We have updated Mr. Varghese’s biographical information included in response to Item 10(2), as requested. We have also confirmed with the Subadviser that this disclosure includes Mr. Varghese’s business experience over the past five years.

10.	In the Statement of Additional Information, pursuant to Item 16(d) of Form N-1A, please disclose the types of investments the Fund may make while assuming a temporary defensive position described in Item 9(b).

Response: We have revised the Fund’s Statement of Additional Information to add “Defensive Positions” as a new subsection in the section “Additional Information About Fund Investments and Risk Considerations,” where we’ve included disclosure responsive to Item 16(d) of Form N-1A.

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We trust that this letter addresses the SEC staff’s comments. Attached hereto is the requested Tandy representation. Please call me at (314) 552-6023 with any questions or comments.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Jonathan D. Van Duren

Schedule I

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

As requested, the undersigned officer of the Trust, on behalf of the Fund, hereby acknowledges the following:

1.	the Fund is responsible for the accuracy and adequacy of the disclosure in the filing;

2.	SEC Staff comments or changes to disclosure in response to such comments in filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing;

3.	the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Unified Series Trust

By:	/s/ John C. Swhear
President